VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Sachin Kohli Sachin.Kohli@weil.com +1 212 310 8294

March 26, 2021

Division of Corporation Finance

Office of Trade & Services

Attn: Lilyanna Peyser, Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Alight, Inc.

Draft Registration Statement on Form S-4

Submitted February 16, 2021

CIK No. 0001844744

Dear Ms. Peyser:

On behalf of Alight, Inc. (“Alight” or the “Company”), please find below responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated March 17, 2021 (the “Comment Letter”) with regard to the Draft Registration Statement on Form S-4 submitted by the Company on February 16, 2021 (together with the exhibits filed therewith, the “Draft Registration Statement”). In addition, the Company is publicly filing concurrently with this letter a Registration Statement on Form S-4 (the “Registration Statement”), which includes revisions made to the Draft Registration Statement in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Draft Registration Statement.

For the convenience of the Staff’s review, each of the headings and numbered paragraphs below corresponds to the headings and numbered comments in the Comment Letter. All references to page numbers and captions in the responses below correspond to the page numbers and corresponding captions in the Registration Statement. Terms used and not defined herein have the meanings given to such terms in the Registration Statement.

March 26, 2021 Page 2

Draft Registration Statement on Form S-4 submitted February 16, 2021

Cover Page

1.

You disclose in footnote 1 to your fee table that the Class A common stock is calculated based on, among other things, “30,000,000 shares of FTAC Class A common stock that will be issued by FTAC pursuant to certain forward purchase agreements . . . immediately prior to the completion of the business combination.” You also disclose in footnote 2 that the calculation of Class A shares issuable upon exercise of warrants is based on, among other things, “10,000,000 redeemable warrants to purchase shares of FTAC Class A common stock that will be issued pursuant to the Forward Purchase Agreements in a private placement immediately prior to the completion of the business combination.” Finally, we note your disclosure on page 87 that “if the Forward Purchase Agreements or the PIPE Investment do not close, FTAC may lack sufficient funds to complete the Business Combination.” Therefore, it appears that the forward purchase agreements have not yet closed. Please tell us on what basis you are registering these forward purchase agreement securities on this registration statement. In this regard, we also note the disclosure in your S-1 IPO that “pursuant to the forward purchase agreements, we have agreed to use our reasonable best efforts (i) to file within 30 days after the closing of the initial business combination a resale shelf registration statement with the SEC for a secondary offering of the forward purchase shares and the forward purchase warrants,” but it appears that you are trying to register the resale of these securities, after they are exchanged into Alight shares, on this S-4 registration statement.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is registering the securities of Alight that will be issued in connection with the Business Combination, and not the reoffering or resale of any such securities by any person who may be deemed to be an underwriter of the Company within the meaning of the Securities Act. The Company has revised the fee table in the Registration Statement to clarify that the registration statement relates only to the registration of securities to be issued in connection with the Business Combination.

As the Staff correctly notes in its comment, prior to FTAC’s initial public offering, FTAC entered into forward purchase agreements with each of Cannae Holdings Inc. and THL FTAC LLC (the “forward purchasers”), pursuant to which each of the forward purchasers agreed to purchase 15,000,000 shares of FTAC Class A common stock and 5,000,000 FTAC Warrants (collectively, the “forward purchase securities”) in a private placement immediately prior to the closing of FTAC’s initial business combination. As a result, the forward purchase securities will have been sold and will be issued and outstanding securities of FTAC as of the time of the closing of the Business Combination. Pursuant to the terms of the Business Combination Agreement (and, in the case of the FTAC Warrants to be issued under the Forward Purchase Agreements, the existing terms of the warrant agreement), upon the closing of the Business Combination and by virtue of the FTAC Merger, (1) each share of FTAC Class A common stock issued pursuant to the Forward Purchase Agreements and therefore outstanding immediately prior to the FTAC Merger will automatically be converted into and exchanged for one share of Company Class A common stock and (2) each FTAC Warrant issued pursuant to the Forward Purchase Agreements and therefore outstanding immediately prior to the FTAC Merger will automatically be exchanged for and represent a warrant to purchase an equal number of shares of Company Class

March 26, 2021 Page 3

A common stock. In accordance with General Instruction A.1(1) of Form S-4, the Company intends to register the issuance of shares of Company Class A common stock and Company Warrants (including the shares of Company Class A common stock issuable upon exercise thereof) in connection with the exchange of the forward purchase securities pursuant to the FTAC Merger.

To the extent that a resale registration statement is required in connection with the public reoffering or resale of any securities received by the forward purchasers in connection with the Business Combination, the Company respectfully advises the Staff that it intends such reoffers or resales to be registered on a future registration statement that will be filed by the Company following the completion of the Business Combination. In such regard, the Company notes that each of the forward purchasers (which, in the case of Cannae Holdings, Inc. will be its wholly owned subsidiary and assignee under the Forward Purchase Agreement, Cannae Holdings, LLC) will be party to the Registration Rights Agreement to be entered into in connection with the closing of the Business Combination, which will provide each of the forward purchasers with certain registration rights in respect of the Company Class A common stock and Company Warrants received in connection with the Business Combination, as described in the proxy statement/prospectus/consent solicitation statement accompanying the Registration Statement and filed as an exhibit thereto. These registration rights will replace and be in lieu of the registration rights previously afforded to the forward purchasers under the Forward Purchase Agreements (and referenced in FTAC’s Form S-1 registration statement filed in connection with its initial public offering), which will terminate effective upon (and subject to) the closing of the Business Combination. The Company has revised the disclosure on page 139 of the Registration Statement to clarify the treatment of such registration rights.

Summary Of The Proxy Statement/Prospectus/Consent Solicitation Statement, page 37

2.	In an appropriate place in your summary, please provide a brief description of the business of Alight.

In response to the Staff’s comment, the disclosure has been revised on page 40 of the Registration Statement to include a summary description of the Alight business.

Organizational Structure, page 46

3.

If possible and given the complexity of your transaction, please amend your filing to provide a post-business combination diagram on pages 46 and 105 that is easier to read. In addition, please revise this diagram or otherwise state in the Summary and throughout the filing as appropriate the percentage of voting control and economic interest that each of the identified parties will have after the transaction, and provide risk factor disclosure as appropriate.

The Company respectfully acknowledges the Staff’s comment and has provided a revised diagram with respect to the post-business combination company and related disclosure on pages 49-51 and 113-115 of the Registration Statement.

March 26, 2021 Page 4

Risk Factors

Risks Related to FTAC and the Business Combination

“The Founders, certain members of the FTAC Board and certain FTAC officers . . .”, page 79

4.

Please amend your disclosure to briefly describe the “ certain circumstances” under which FTAC’s executive officers will be personally liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by FTAC for services rendered or contracted for or products sold to FTAC.

In response to the Staff’s comment, the Company has revised the disclosure on pages 56, 85 and 141 of the Registration Statement to reflect that the Founders (and not the executive officers) will be liable and to describe the circumstances.

“FTAC Public Stockholders may experience dilution . . .”, page 84

5.

You disclose that “Cannae and THL each have an approximately 29% limited partnership ownership interest in Trasimene Capital. Percentages shown do not reflect the indirect economic ownership interest of Cannae and THL in the shares of Company common stock that will be owned by Trasimene Capital.” Please clarify why the percentages in the graphic on this page do not reflect this economic ownership interest. In doing so, please clarify whether the interests shown in the table are voting, ownership, both, or other interests.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 89 of the Registration Statement. The Company has also deleted certain additional references to Cannae’s and THL’s respective indirect economic ownership interests where the Company believes such disclosure may cause confusion in the context used in the Registration Statement.

“The exercise of FTAC’s directors’ and officers’ discretion . . .”, page 84

6.

To provide context for investors for your statements regarding the waiver of certain conditions to the business combination, please briefly describe or cross reference to a description of the material terms that are subject to waiver or change by the FTAC management. Please also disclose how you will inform investors of material changes to the terms of the business combination agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 89 and 90 of the Registration Statement.

“The ability of FTAC Public Stockholders to exercise redemption rights . . .”, page 86

7.

You disclose that FTAC “structured the Business Combination based on its expectations as to the number of FTAC Public Shares that will be submitted for redemption.” Please amend your disclosure to disclose the number or aggregate dollar amount of redemptions expected by FTAC to be able to consummate its business combination as currently structured.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 91 and 92 of the Registration Statement.

March 26, 2021 Page 5

Risks Related to the Company Following the Business Combination

“The Company will be a holding company and our only material asset . . .”, page 93

8.

We note your disclosure that “to the extent that the Company needs funds and Alight Holdings is restricted from making such distributions under applicable laws or regulations or under the terms of any financing arrangements, or Alight Holdings is otherwise unable to provide such funds, it could materially adversely affect the Company’s liquidity and financial condition.” Please enhance your disclosure to provide a discussion of the applicable laws and regulations and financing arrangements that could currently restrict distributions to you from Alight Holdings, and quantify the current distributions allowable under these laws, regulations, and financing arrangements, if estimable. As a related matter, in an appropriate place in your filing, please discuss in detail the relevant agreements or arrangements you will have with Alight to cause Alight to make distributions to you, the cadence of these distributions, and any other terms of these distributions material to an investors understanding of how you will receive revenue from Alight after the consummation of the business combination.

In response to the Staff’s comment, the Company has revised the disclosure on pages 100 and 101 of the Registration Statement to provide a discussion on the restrictions on distributions from Alight Holdings to the Company. The Company respectfully advises the Staff that distributions from Alight Holdings to the Company will be governed by and made pursuant to the Alight Holdings Operating Agreement and determined by the Company in its capacity as the managing member of Alight Holdings. The Company has further revised the disclosure to include a cross-reference to the section of the Registration Statement entitled “Proposal No. 1—The Business Combination Agreement—Certain Agreements Related to the Business Combination—The Alight Holdings Operating Agreement”, which includes a discussion of the Alight Holdings Operating Agreement.

“The acceleration of payments under the Tax Receivable Agreement . . .”, page 95

9.

You disclose that “[i]n the case of certain changes of control, payments under the Tax Receivable Agreement will be accelerated and may significantly exceed the actual benefits the Company realizes in respect of the tax attributes subject to the Tax Receivable Agreement,” and you “expect that the payments that we may make under the Tax Receivable Agreement in the event of a change of control will be substantial.” Please briefly describe the “certain changes in control” that would accelerate payments under the Tax Receivable Agreement, and disclose the amount that would become due under the Tax Receivable Agreement under present circumstances, if estimable.

In response to the Staff’s comment, the Company has revised the disclosure on page 103 of the Registration Statement, including to add a reference to the discussion of the calculation of the amount of the payment that may become due under the Tax Receivable Agreement upon a change of control in the immediately preceding Risk Factor.

March 26, 2021 Page 6

Consideration to be Received by the Tempo Sellers and Tempo Blocker Owners, page 106

10.

To provide context for investors regarding the calculation of your Closing Cash Consideration, please disclose an estimate of the current Closing Cash Consideration, or tell us why you are unable to do so. Consider providing an illustrative example of a calculation of Closing Cash Consideration.

In response to the Staff’s comment, the Company has revised the disclosure on pages 42 and 116 of the Registration Statement.

11.

Please amend your disclosure to clarify how you arrived at the amount of 226,663,750, for purposes of calculating the Closing Seller Equity Consideration. Please also provide an estimate of the current Closing Seller Equity Consideration, and Redemption Offset Amount, or tell us why you are unable to do so. Consider providing an illustrative example of a calculation of Closing Seller Equity Consideration.

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of the Registration Statement. Although the Company respectfully advises the Staff that the Company is unable to provide a current estimate of the Redemption Offset Amount, which will be determined based on the number of redemptions by FTAC stockholders as of the date that is two business days prior to the FTAC special meeting, the Company has provided an illustrative example of the Closing Cash Consideration and Closing Seller Equity Consideration assuming that there are no redemptions and assuming that the maximum number of shares of FTAC common stock are redeemed that would still allow FTAC to satisfy the condition to the closing of the Business Combination that FTAC have an Available Cash Amount equal to or in excess of $2.6 billion.

Resulting Equity Ownership by the FTAC Surviving Corporation, page 108

12.

Considering the complexity of your disclosures regarding the consideration to be received in the merger transactions, please include to the extent practicable a table or other graphic showing: (a) the estimated amount and type of security to be received by each shareholder group in the merger; and (b) the estimated percentage, type of ownership interest, and voting control, of each shareholder group in your transaction related to each security received as merger consideration.

In response to the Staff’s comment, the Company has revised the disclosure on pages 50-51, 114 and 118 of the Registration Statement.

Termination, page 119

13.

You disclose that “if on the Termination Date, the conditions to consummate the transactions pursuant to the HSR Act or any other specified regulatory approvals have not been satisfied and . . . each of the other closing conditions have been satisfied, waived or remain capable of satisfaction of such date, then the Termination Date will be automatically extended.” Please amend your disclosure to describe whether shareholders will have the opportunity to redeem their shares in connection with any extension of the Termination Date.

March 26, 2021 Page 7

In response to the Staff’s comment, the Company has revised the disclosure on pages 91 and 108 of the Registration Statement.

Effect of Termination, page 120

14.	Please briefly describe in this section the liabilities of each party with respect to a termination that is not “proper.”

In response to the Staff’s comment, the Company has revised the disclosure on page 130 of the Registration Statement.

Certain Agreements Related to the Business Combination

Rights of Class A Units, page 121

15.	Please briefly describe the “terms and conditions of the applicable pre-Closing award agreement” upon which the Unvested Class A Units will vest.

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Registration Statement.

Distributions, page 122

16.

Please briefly describe the circumstances under which Catch-Up Payments for Class B shareholders are payable in accordance with the Alight Holdings Operating Agreement. Please also clarify the circumstances under which holders of Class Z Units may receive certain payments due upon a Class Z-A Vesting Event, Class Z-B-1 Vesting Event or Class Z-B-2 Vesting Event. Please also describe the “certain payments,” including estimated amounts or calculations related to those payments.

In response to the Staff’s comment, the Company has revised the disclosure on pages 133 and 134 of the Registration Statement.

17.

We note your disclosure that “[t]he Alight Holdings Operating Agreement also provides for pro rata quarterly tax distributions with respect to Class A Units, based upon an agreed-upon formula related to the holder allocated the highest amount of taxable income of Alight Holdings (based on certain assumptions) multiplied by an assumed tax rate equal to the highest effective marginal combined United States federal, state and local income tax rate prescribed for an individual (or, if greater, a corporation) resident in New York, New York at the time of such distribution, subject to various adjustments.” Please briefly describe the “agreed upon formula,” the “certain assumptions,” and “various adjustments.” Please also provide an illustrative example of the calculation of the pro rata quarterly tax distributions with respect to Class A Units.

The Company respectfully acknowledges the Staff’s request and is providing the Staff with the following illustrative example calculation of the pro rata quarterly tax distributions with respect to the Class A Units: Assuming the unitholder with the highest proportionate amount of allocated Alight Holdings income holds 5% of the outstanding Class A Units of Alight Holdings and is allocated $100 of taxable income by Alight Holdings and that certain potential adjustments set

March 26, 2021 Page 8

forth in the Alight Holdings Operating Agreement are inapplicable, then, in general, the aggregate amount of the tax distribution made by Alight Holdings to all Class A unitholders, pro rata, would be $800. Such aggregate amount is calculated by (i) multiplying such unitholder’s allocable income of $100 by the highest effective marginal combined federal, state and local income tax rate prescribed for an individual or corporation resident in New York, New York at the time of such distribution, which we have assumed for purposes of this calculation is 40% and (ii) dividing the result by such unitholder’s 5% interest. In such example, the 5% unitholder would therefore receive a pro rata tax distribution equal to $40 (i.e., 5% of $800).

The Company has revised the disclosure on page 134 of the Registration Statement.

Tax Receivable Agreement, page 124

18.

Please amend your disclosure to describe the cadence of the payments due to equityholders under the Tax Receivable Agreement. Please also provide an estimate of the amount of payments to these equityholders, or tell us why you are unable to do so.

The Company respectfully acknowledges the Staff’s comment and advised the Staff that it is not possible to provide an estimate of the amount of any potential payments under the Tax Receivable Agreement with any level of specificity, because the calculation of any amounts that become payable under the Tax Receivable Agreement depends on a multitude of factors, including the timing and extent of utilization of tax basis and other tax attributes, the taxable income of the Company, the prevailing federal, state and local corporate tax rates, when and if the TRA Parties exchange their Class A Units for shares of Company Class A common stock, and the trading price of the Company Class A common stock.

The Company has revised the disclosure on pages 102 and 136 of the Registration Statement in response to the Staff’s comment, including to provide additional specificity with respect to the factors that may impact the size of any payments that become due under the Tax Receivable Agreement.

Background of the Business Combination, page 129

19.

Throughout this section, you refer to negotiations relating to material terms of the transaction, including, among others, the consideration payable to the Tempo Sellers being subject to an adjustment for net debt at the closing; the repayment of Alight’s indebtedness to not exceed a target amount at closing; the duration and parties to lock-up agreements; the forfeiture of certain shares by Founders; the proposed composition of the post-closing board of directors of the Company; the scope of the Tax Receivable Agreement; the size of the PIPE investment; the “structuring mechanics” of the business combination; and the issuance of certain classes of tracking securities to reallocate certain management equity awards. Please amend your disclosure to explain the reasons for such terms, each party’s position on such issues, and how you reached agreement on the final terms.

In response to the Staff’s comment, the Company has revised the disclosure on pages 144-146 of the Registration Statement.

March 26, 2021 Page 9

20.

You disclose that “Representatives of FTAC considered and reached out to several other alternative acquisition targets but decided not to pursue them.” Please amend your disclosure in this section to provide a more detailed discussion of the alternative targets considered by FTAC, including how the consideration of these target businesses progressed and the reasons why these alternative targets were not ultimately pursued.

In response to the Staff’s comment, the Company has revised the disclosure on page 143 of the Registration Statement.

21.

We note your disclosure that “Alight and FTAC determined that Credit Suisse, J.P. Morgan and BofA Securities should serve as placement agents in addition to their respective roles as financial advisor to Alight (in the case of Credit Suisse and J.P. Morgan) or FTAC (in the case of BofA Securities). FTAC and the Placement Agents subsequently entered into an engagement letter on January 5, 2020 whereby the Placement Agents were engaged to act as placement agents in connection with the PIPE Investment.” Please clarify when and why the company determined to pay the placement agent fee in connection with the PIPE Investment to Cannae and FNF, rather than to Credit Suisse, J.P. Morgan, and BofA Securities.

In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Registration Statement.

22.

You disclose that, “[o]n January 12, 2021, a representative of Kirkland delivered to Weil a revised draft of the business combination agreement, which, among other things (i) revised certain organizational and structuring steps contemplated in connection . . . .” Please briefly describe the certain organizational and structuring steps.

In response to the Staff’s comment, the Company has revised the disclosure on page 148 of the Registration Statement.

23.

You disclose that “[o]n January 14, 2021, a representative of Kirkland delivered to Weil an initial draft of the tax receivables agreement to be entered into connection with the closing of the Business Combination.” Please briefly describe the terms of the initial draft of the tax receivables agreement, focusing on terms that differed from the terms upon which the parties ultimately agreed.

In response to the Staff’s comment, the Company has revised the disclosure on page 148 of the Registration Statement.

24.	Please briefly describe the material terms of the disclosure schedules negotiated on January 16, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on page 148 of the Registration Statement.

25.

Please briefly describe and define the “most favored nation” provisions related to any changes to the lock-up restrictions or vesting or forfeiture terms of the Company Class B common stock or Class B Units.

In response to the Staff’s comment, the Company has revised the disclosure on pages 149-150 of the Registration Statement.

March 26, 2021 Page 10

The FTAC Board’s Reasons for the Approval of the Business Combination

Commitment of Alight’s Owners, page 137

26.	In an appropriate place in your filing, please identify and define the ADIA Investors, including their ownership interest in the pre- and post-business combination companies.

The Company respectfully advises the Staff that the reference to the “ADIA Investors” was incorrect and the disclosure should have referenced only the “PF Investors”. The Company has revised the disclosure on page 152 of the Registration Statement accordingly.

Corporate Opportunity Waiver/Non-Exclusivity, page 139

27.	Please amend your filing to include risk factor disclosure related to the waiver of corporate opportunities that will be contained in your charter.

The Company respectfully acknowledges the Staff’s comment and has included a risk factor relating to the corporate opportunities waiver in the Company Charter on pages 95-96 of the Registration Statement.

Material U.S. Federal Income Tax Considerations, page 145

28.

We note your disclosure in this section and throughout the filing regarding the tax consequences of the transaction, as well as that you plan to file a tax opinion in connection with the filing. Please refer to Section III of Staff Legal Bulletin No. 19, as it appears that the current disclosure is not appropriate. In this regard, we note statements that certain tax consequences “should,” are “intended” to, are “expected” to, or may “generally” occur.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 23-24, 61-62, 94 and 161-162 of the Registration Statement.

Anticipated Accounting Treatment, page 151

29.	Please provide us with a detailed analysis supporting your conclusion that you are the accounting acquirer in the business combination with Tempo Holdings.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, set forth below is a summary of the Company’s analysis of the considerations for determining that it is the accounting acquirer in the business combination with Tempo Holdings.

Upon completion of the Business Combination, Alight Holdings, as the successor entity to Tempo Holding Company, LLC by way of the Tempo Merger, will be a limited liability company

March 26, 2021 Page 11

organized under the laws of the State of Delaware of which the Company will be the sole managing member and will directly or indirectly hold a majority economic interest. The Company concluded that, as the primary beneficiary of a business combination with a variable interest entity (a “VIE”), the Company will be the accounting acquirer in the business combination.

The Company concluded that Alight Holdings meets the definition of a variable interest entity (a “VIE”) because the equityholders of Tempo Holdings lack the power to direct the activities that most significantly impact the entity’s performance. When assessing whether the equityholders, as a group, lack the power to direct the activities that most significantly impact the entity’s economic performance, the Company considered ASC 810-10-05-3 and the Alight Holdings Operating Agreement and concluded that Alight Holdings has governing agreements that are the functional equivalent of a limited partnership. Under the Alight Holdings Operating Agreement, the governing agreement of Alight Holdings, the Company will be the sole managing member of Alight Holdings and will have the sole, absolute, and exclusive direction to manage and control the day-to-day business and affairs and to make all decisions affecting the business and affairs of Alight Holdings. As a result, the Company will be the functional equivalent of a general partner, with the Continuing Tempo Unitholders being the functional equivalent of limited partners. As such, the equityholders of Alight Holdings, as a group, lack the power to direct the activities that most significantly impact Alight Holdings’ performance; and Alight Holdings is considered a VIE based on ASC 810-10-15-14.

The Company respectfully advises the Staff that it will also hold a majority economic interest in Alight Holdings through both its direct interest in Alight Holdings (through its ownership of Alight Holdings Units) as well as its indirect interest in Alight Holdings (by virtue of the Alight Holdings Units held by the FTAC Surviving Corporation and Tempo Blocker Surviving Entities, which will be the Company’s subsidiaries). Therefore, taking this economic interest into account and because the Company also has power through the Alight Holdings Operating Agreement to control Alight Holdings, it was determined that the Company is the primary beneficiary of Alight Holdings. Based on these factors, the Company determined it is the accounting acquirer in accordance with the express language of the ASC 805 master glossary definition of an accounting acquirer, which provides that “...in a business combination in which a variable interest entity (VIE) is acquired, the primary beneficiary of that entity always is the acquirer”.

The Company respectfully advises the Staff that the accounting acquirer analysis has been made based on current facts and circumstances. However, in determining the accounting acquirer, the Company submits that it has considered all facts and circumstances that it considers pertinent to the accounting acquirer analysis and has evaluated each consideration presented in ASC 805-10-55-13 through 55-15 in the context of the business combination. The Company concluded that the substance of the factors assessed does not overcome the unambiguous and express language in the definition of an accounting acquirer in the context of an acquisition of a VIE.

March 26, 2021 Page 12

Based on the foregoing, the Company believes that it should be deemed the accounting acquirer in the business combination with Tempo Holdings given it will be the primary beneficiary of an acquired VIE.

Proposal No. 2—The FTAC Charter Amendment Proposal, page 153

30.

We note that the FTAC Charter Amendment Proposal includes amendments to increase in the number of authorized shares of FTAC common stock, create a new class of common stock, and remove certain class voting rights of the holders of FTAC Class B common stock. Please unbundle these proposals to allow shareholders to vote separately on material matters. Alternatively, provide us with your analysis as to why you are not required to unbundle these proposals. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has reviewed Rule 14a-4-(a)(3) of Regulation 14A and Question 201.01 of the SEC’s Compliance and Disclosure Interpretations and does not believe the Company is required to unbundle the amendments effected by the FTAC Charter Amendment Proposal.

Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon.” Rule 14a-4(b)(1) further requires that the form of proxy provide a means for shareholders “to specify by boxes a choice … with respect to each separate matter referred to therein as intended to be acted upon.” As a general principle, as confirmed by the Division of Corporation Finance of the SEC in Question 201.01 of the Exchange Act Rule 14a-4(a)(3) Compliance and Disclosure Interpretations (“C&DI 201.01”), the SEC’s unbundling rules require only the unbundling of “material matters”—that is, provisions that “substantively affect shareholder rights”. In the context of a merger, acquisition or similar transaction, C&DI 201.01 further guides that the purpose of this rule is to allow shareholders to “have an opportunity to express their views” separately on material provisions or amendments that will be implemented as a term of a transaction agreement where such changes “will establish their substantive rights as shareholders” or effect a “material change to the equity security that target shareholders are receiving in the transaction”. See C&DI 201.01.

The amendments implemented by the FTAC Charter Amendment Proposal will not affect the rights of FTAC stockholders with respect to the shares of Company common stock that they receive in the transaction. Following the Business Combination, the rights of FTAC stockholders (as holders of Company common stock) will be governed by the Company Charter and Company Bylaws. The Company respectfully advises the Staff that the section entitled “Proposal No. 4—The Governance Proposals” in the Registration Statement already contains unbundled proposals with respect to the material substantive differences between the current rights of FTAC stockholders and the rights of FTAC stockholders under the Company Charter and Company Bylaws following the Business Combination, a summary of which and comparison against the existing rights of FTAC stockholders is included in the section entitled “Comparison of Stockholders’ Rights” in the Registration Statement.

March 26, 2021 Page 13

In addition, as contemplated by the Business Combination Agreement and described in the section of the Registration Statement entitled “Steps to Implement the Business Combination”, the FTAC Charter amendment will be implemented in connection with the closing of the Business Combination and as a precursor to the FTAC Founder Warrant Recapitalization. The amendments contemplated by the FTAC Charter Amendment Proposal will therefore only be implemented (1) once all of the conditions to the closing of the Business Combination have been satisfied1 and (2) as part of a series of transactions that will take place on the closing date of the Business Combination in order to implement the Business Combination and related transactions as provided for, and on the terms set forth in, the Business Combination Agreement. The terms of the amended and restated FTAC certificate of incorporation will be in effect only for a transitory period on the closing date and will not survive or have any effect following the closing of the Business Combination.

In light of the fact that the amendments to be effected by the FTAC Charter Amendment Proposal will not affect the substantive rights of FTAC stockholders following the Business Combination, the Company respectfully submits to the Staff that neither the text nor the intention of C&DI 201.01 or the SEC’s unbundling guidance requires the unbundling of the FTAC Charter Amendment Proposal.

Class B Common Stock, page 203

31.

We note your disclosure that Class B and Class Z common stock are not entitled to any voting rights with respect to such shares, except as required by applicable law. Please amend your disclosure to describe the circumstances under which holders of Class B and Class Z common stock would have voting rights.

In response to the Staff’s comment, the Company has revised the disclosure on pages 227 and 229 of the Registration Statement.

Exclusive Forum, page 216

32.	Please amend your “Risk Factors” disclosure to include a risk factor related to the exclusive forum provision that will be included in your charter.

The Company respectfully acknowledges the Staff’s comment and has included a risk factor relating to the exclusive forum provision in the Company Charter on pages 97–98 of the Registration Statement.

[1]

The FTAC Charter Amendment Proposal is also conditioned on the approval of the Business Combination Proposal and will not be presented to FTAC stockholders at the FTAC special meeting unless the Business Combination Proposal has been approved. See “Proposal No. 2—FTAC Charter Amendment Proposal—Vote Required” in the Registration Statement.

March 26, 2021 Page 14

Information About Alight, page 235

33.

Please disclose the measures by which Alight is: a “leading” cloud-based provider of integrated digital human capital and business solutions; “the largest” provider of health technology and administration solutions; “the #1” independent 401(k) record keeper; “a leading” provider of pension administration and financial well-being solutions; and “a leading” provider of cloud advisory, deployment and application management services for cloud human capital management.

In response to the Staff’s comment, the Company has revised the disclosure on page 259 of the Registration Statement to include the requested measures.

34.

You disclose that “[we] have a robust product roadmap to enhance capabilities that drive our BPaaS offerings and expect BPaaS to be around 50% of total revenue in the long term.” For context, please disclose the percentage of total revenue attributable to BPaaS offerings for the periods presented in your filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 260 of the Registration Statement to include the percentage of total revenue attributable to BPaaS offerings for the years 2018, 2019 and 2020.

35.	Please briefly describe how you calculate revenue retention.

In response to the Staff’s comment, the Company has revised the disclosure on page 260 of the Registration Statement.

Industry Overview, page 236

36.	Please provide sources for your statements about key trends discussed in the bulleted list on pages 236-237, or amend your disclosure to describe these trends as management’s opinions or beliefs.

In response to the Staff’s comment, the Company has revised the disclosure on page 261 of the Registration Statement. The Company is also separately providing the Staff with a sources table providing support for certain of the statements made in the Registration Statement regarding key trends in the Alight business.

What Sets Us Apart

4. Deep Domain Expertise and Innovative Value-Based Go-To-Market Strategy, page 238

37.	Please define “win rate” and “renewal rate,” and describe how increasing the same drives your value proposition.

In response to the Staff’s comment, the Company has revised the disclosure on page 262 of the Registration Statement to remove references to the terms “win rate” and “renewal rate”.

Our Growth Strategies, page 239

38.	Please amend your disclosure to clarify why “BPaaS capabilities will drive a revenue mix shift from lower growth to higher growth revenue streams to support [y]our revenue projections.”

March 26, 2021 Page 15

In response to the Staff’s comment, the Company has revised the disclosure on page 263 of the Registration Statement to remove this statement.

Our Solutions Hosted Business, page 241

39.

We note your disclosure that “while we will continue to perform our existing Hosted Business agreements, we do not intend to renew such agreements or enter into any new Hosted Business agreements,” and that you expect these agreements to expire in 2023. To provide context for investors regarding the contribution of those agreements to your business, please disclose the percentage of your revenue attributable to Hosted Business agreements, if material.

The Company respectfully advises the Staff that the revenue associated with Alight’s existing Hosted Business agreements constituted approximately 9%, 7%, and 3% of the company’s revenue recognized for the years ended December 31, 2018, 2019, and 2020, respectively. Furthermore, as noted in the disclosure contained in the Registration Statement, these agreements expire in 2023 and Alight does not consider such agreements to be material to Alight’s operations as a whole.

In response to the Staff’s comment, the Company has revised the disclosure on page 265 of the Registration Statement to include the revenue associated with such agreements.

Employees and Culture, page 244

40.

Please amend your disclosure to provide a more detailed discussion of your human capital resources, including any human capital measures or objectives upon which you focus in managing your business. For example, describe any measures or objectives that address the development, attraction, and retention of personnel. See Item 101(c)(2)(ii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 268 of the Registration Statement.

Licensing and Regulation Investment Advisers and Broker Dealers, page 244

41.

We note your disclosure that “a third party attempting to acquire us or a substantial position in our Class A common stock may be delayed or ultimately prevented from doing so by change in ownership or control regulations to which AFS is subject. FINRA’s NASD Rule 1017 generally provides that FINRA approval must be obtained in connection with any transaction resulting in a single person or entity owning, directly or indirectly, 25% or more of a member firm’s equity and would include a change in control of a parent company.” Please add risk factor disclosure related to this FINRA approval.

The Company respectfully acknowledges the Staff’s comment and has included a risk factor relating to the change in control approval requirements under FINRA’s Rule 1017 in the Company Charter on page 82 of the Registration Statement.

March 26, 2021 Page 16

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alight Results of Operations for The Year Ended December 31, 2019 Compared to The Year Ended December 31, 2018, page 251

42.

Where changes in various line items are due to more than one factor, for example, Employer Solutions revenue or selling, general, and administrative expenses, please revise you disclosure to separately quantify each material factor affecting each line item.

In response to the Staff’s comment, the Company has revised the disclosure on pages 276–277 of the Registration Statement.

Tempo Holding Company, LLC

Notes to the Consolidated Financial Statements

3. Revenue from Contracts with Customers, page F-59

43.	Please enhance your revenue disclosure to distinguish between project and recurring revenues.

In response to the Staff’s comment, the Company has revised the disclosure on pages 278–280 of the Registration Statement.

[Remainder of page intentionally left blank.]

March 26, 2021 Page 17

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Michael Aiello at (212) 310-8552 or me at (212) 310-8294.

Sincerely,

/s/ Sachin Kohli
Sachin Kohli

cc:	Scott Stringer

Staff Accountant

SEC

Joel Parker

Staff Accountant

SEC

Katherine Bagley

Staff Attorney

SEC

Lilyanna Peyser

Special Counsel

SEC

Richard Massey

Chief Executive Officer

Alight, Inc.

Michael Aiello

Weil, Gotshal & Manges LLP